Filed Pursuant to Rule 433
Registration Nos. 333-264573
and 333-264573-01
September 6, 2022
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated September 6, 2022)

Issuer:	Southern Company Gas Capital Corporation
Guarantor:	Southern Company Gas
Security:	Series 2022A 5.15% Senior Notes due September 15, 2032
Expected Ratings:*	Baa1 (Stable) / BBB+ (Stable) / BBB+ (Stable) (Moody’s/ Standard & Poor’s/Fitch)
Size:	$500,000,000
Initial Public Offering Price:	99.720% of the principal amount
Maturity Date:	September 15, 2032
Benchmark Treasury:	2.750% due August 15, 2032
Benchmark Treasury Yield:	3.336%
Spread to Treasury:	+185 basis points
Re-offer Yield:	5.186%
Optional Redemption:
Make-Whole Call:	Prior to March 15, 2032 at T+30 basis points
Par Call:	On or after March 15, 2032 at 100%
Coupon:	5.15%
Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2023
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	8426EP AF5/US8426EPAF56
Trade Date:	September 6, 2022
Expected Settlement Date:	September 9, 2022 (T+3)
Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.
Co-Managers:
Santander Investment Securities Inc.
BBVA Securities Inc.
CIBC World Markets Corp.
Huntington Securities, Inc.
Loop Capital Markets LLC
Cabrera Capital Markets LLC
CastleOak Securities, L.P.
Penserra Securities LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Southern Company Gas and Southern Company Gas Capital Corporation have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Southern Company Gas and Southern Company Gas Capital Corporation have filed with the SEC for more complete information about Southern Company Gas, Southern Company Gas Capital Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Southern Company Gas, Southern Company Gas Capital Corporation, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Southern Company Gas collect at 1-404-506-0734, BofA Securities, Inc. toll free at 1-800-294-1322 or by email at dg.prospectus_requests@bofa.com, J.P. Morgan Securities LLC collect at 212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or U.S. Bancorp Investments, Inc. toll free at 1-877-558-2607.